FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Caggiano	Michael	Nicholas		Central American Equities CENE				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer Chief Executive Officer
	4031 Marcasel Avenue				NA		December 2002

(Street)						5.	If Amendment, Date of Original December 1999	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Los Angeles	CA	90066						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Beneficial Ownership (Instr. 4)

					Code	V	Amount	(A) or (D)	Price

	Central American Equities Common Stock		11/1/02				700,000	A	.00		831,202		D		Direct

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price	3.	Date of Transaction (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

					Code		V		(A)	(D)		Date Exercisable	Expiration Date

	Central American Equities Common Stock Options		$0.75		April 12, 2000*		P/A		100,000			4/12/2000	11/1/2007

	Central American Equities Common Stock Options		$1.25		April 12, 2000*		P/A		100,000			4/12/2000	11/1/2007

	Central American Equities Common Stock Options		$1.75		April 12, 2000*		P/A		100,000			4/12/2000	11/1/2007

	Central American Equities Common Stock Options		$0.10		Nov 1, 2002		P/A		100,000			11/1/2002	11/1/2006

	Central American Equities Common Stock Options		$0.15		Nov 1, 2002		P/A		100,000			11/1/2002	11/1/2006

	Central American Equities Common Stock Options		$0.20		Nov 1, 2002		P/A		100,000			11/1/2002	11/1/2006

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Number of Shares

	Common Stock	100,000		NA		All		D

	Common Stock	100,000		NA		All		D

	Common Stock	100,000		NA		All		D

	Common Stock	100,000		NA		All		D

	Common Stock	100,000		NA		All		D

	Common Stock	100,000		NA		All		D

Explanation of Responses:

Equity and options were received for services as CEO per board resolution.

*	These options were originally granted on April 12, 2000. By board resolution, the expiration date has been extended to November 1, 2007.
These options originally were to expire on April 12, 2005.
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 USC 1001 and 15 USC 78ff(a).
/s/ Michael Nicholas Caggiano	12/10/02
Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
Note:	File three copies of this Form, one of which must be manually signed.